UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
		Washington, D.C. 20549

		   FORM N-17f-2
Certificate of Accounting of Securities and Similar
	Investments in the Custody of
         Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File Number:
811- 6672
Date Examination
Completed:   July
24, 1998

2.   State identification Number:
AL
AK
AZ
AR
CA
CO
CT
DE
DC
FL
GA
HI
ID
IL
IN
IA
KS
KY
LA
ME
MD
D3420858
MA
MI
MN
MS
MO
MT
NE
NV
NH
NJ
NM
NY
NC
ND
OH
OK
OR
PA
RI
SC
SD
TN
TX
UT
VT
VA
WA
WV
WI
WY
Puerto Rico
Other (specify):

3. Exact name of investment company as specified in registration statement:
The China Fund, Inc.  Registration Number: 33-74472

250 Park Aveenue, New York, NY 10177
4. Address of principal executive office (number, street, city, state, zip code):


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT









                                     Independent Auditors' Report


The Board of Directors
The China Fund, Inc.
and
the Securities and Exchange Commission:

We have examined management's assertion about The China Fund, Inc.'s (the "Company's") compliance with the requirements of subsection (b) and(c)of Rule 17f-2 under the Investment Company Act of 1940 the "Act") as of April 30, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1998 and for the period from October 31, 1997 (the date of our last examination) through April 30, 1998, with respect to securities of The China Fund,Inc.:

  Count and inspect all securities located in the vault of The
  Hongkong Shanghai Bank Corporation Limited (subcustodian for State Street Bank and Trust Company, the "Custodian") in Shanghai;

  Confirm all securities held by the Custodian through its sub-custodian Hongkong Shanghai Bank Corporation in book entry form by Shanghai
  Securities Central Clearing and Registration Corporation and the
  Shen Zhen Securities Central Clearing Co., Ltd.;

  Inspect documentation of other securities held in safekeeping by the custodian and subcustodian but not included above and examine selected security position reconciliations;

  Confirm or inspect documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

  Reconcile all such securities to the books and records of the Company and the Custodian; and

  Test selected security transactions since the date of our last report.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

In our opinion, management's assertion that The China Fund, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Act as of April 30, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of The China Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

							/s/ KPMG Peat Marwick LLP


Boston, Massachusetts
July 24, 1998




Management Statement Regarding Compliance with
	Certain Provisions of the Investment Company Act of 1940


We, as members of management of State Street Bank & Trust Company are responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We
are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of The China Fund, Inc.'s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 1998.

Based on this evaluation, we assert that The China Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998, with respect to securities reflected in the investment accounts of The China Fund, Inc.

State Street Bank & Trust Company

By:

James Ross


/s/ James Ross
Vice President

SEC 2198 (11-91)